UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 19)1

L.B. Foster Company

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

350060109

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		287,882
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

287,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.68%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		49,972
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

49,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.40%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		488,263
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

488,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

488,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.55%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		499,661
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

499,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.65%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		499,661
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

499,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.65%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		499,661
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

499,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.65%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		499,661
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

499,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.65%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 350060109

The following constitutes Amendment No. 19 to the Schedule 13D filed by the undersigned (“Amendment No. 19”). This Amendment No. 19 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 287,882 Shares owned directly by Legion Partners I is approximately $3,182,063, including brokerage commissions.  The aggregate purchase price of the 49,972 Shares owned directly by Legion Partners II is approximately $642,653, including brokerage commissions.  The aggregate purchase price of the 150,409 Shares owned directly by Legion Partners Special II is approximately $1,813,158, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,738,899 Shares outstanding as of February 24, 2021, as reported on the Issuer’s Quarterly Report on Form 10-K filed with the SEC on March 3, 2021.

A.	Legion Partners I
(a)	As of the close of business on March 12, 2021, Legion Partners I beneficially owned 287,882 Shares.

Percentage: Approximately 2.68%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 287,882
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 287,882

(c)	The transactions in the Shares by Legion Partners I since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 350060109

B.	Legion Partners II
(a)	As of the close of business on March 12, 2021, Legion Partners II beneficially owned 49,972 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 49,972
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 49,972

(c)	The transactions in the Shares by Legion Partners II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special II
(a)	As of the close of business on March 12, 2021, Legion Partners Special II beneficially owned 150,409 Shares.

Percentage: Approximately 1.40%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 150,409
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 150,409

(c)	The transactions in the Shares by Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 287,882 Shares owned by Legion Partners I, (ii) 49,972 Shares owned by Legion Partners II, and (iii) 150,409 Shares owned by Legion Partners Special II.

Percentage: Approximately 4.55%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 488,263
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 488,263

(c)	Legion Partners, LLC has not entered into any transactions in the Shares since the filing of the last 13D. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 350060109

E.	Legion Partners Asset Management
(a)	As of the close of business on March 12, 2021, Legion Partners Asset Management beneficially owned 11,398 Shares. Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II, may also be deemed the beneficial owner of the (i) 287,882 Shares owned by Legion Partners I, (ii) 49,972 Shares owned by Legion Partners II, and (iii) 150,409 Shares owned by Legion Partners Special II.

Percentage: Approximately 4.65%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 499,661
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 499,661

(c)	Legion Partners Asset Management has not entered into any transactions since the filing of the last 13D. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 287,882 Shares owned by Legion Partners I, (ii) 49,972 Shares owned by Legion Partners II, (iii) 150,409 Shares owned by Legion Partners Special II, and (iv) 11,398 Shares beneficially owned by Legion Partners Asset Management.

Percentage: Approximately 4.65%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 499,661
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 499,661

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of the last 13D. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 287,882 Shares owned by Legion Partners I, (ii) 49,972 Shares owned by Legion Partners II, (iii) 150,409 Shares owned by Legion Partners Special II, and (iv) 11,398 Shares beneficially owned by Legion Partners Asset Management.

Percentage: Approximately 4.65%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 499,661
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 499,661

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Shares since the filing of the last 13D. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of March 11, 2021.

The filing of this Amendment No. 19 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP No. 350060109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2021

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

13

CUSIP No. 350060109

SCHEDULE A

Transactions in the Shares Since the Filing of the Last 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Legion Partners, L.P. I

Sale of Common Stock	(118)	$17.6050	03/03/2021
Sale of Common Stock	(118)	$17.6050	03/04/2021
Sale of Common Stock	(3,091)	$17.4491	03/04/2021
Sale of Common Stock	(3,920)	$17.8623	03/05/2021
Sale of Common Stock	(18,705)	$17.7185	03/05/2021
Sale of Common Stock	(3,007)	$18.3959	03/08/2021
Sale of Common Stock	(17,592)	$18.2403	03/08/2021
Sale of Common Stock	(9,427)	$18.5452	03/09/2021
Sale of Common Stock	(4,543)	$18.9419	03/10/2021
Sale of Common Stock	(81)	$19.3500	03/11/2021
Sale of Common Stock	(5,540)	$19.0471	03/11/2021
Sale of Common Stock	(20,199)	$19.0188	03/12/2021

Legion Partners, L.P. II

Sale of Common Stock	(20)	$17.6050	03/03/2021
Sale of Common Stock	(20)	$17.6050	03/04/2021
Sale of Common Stock	(537)	$17.4491	03/04/2021
Sale of Common Stock	(681)	$17.8623	03/05/2021
Sale of Common Stock	(3,247)	$17.7185	03/05/2021
Sale of Common Stock	(522)	$18.3959	03/08/2021
Sale of Common Stock	(3,054)	$18.2403	03/08/2021
Sale of Common Stock	(1,636)	$18.5452	03/09/2021
Sale of Common Stock	(789)	$18.9419	03/10/2021
Sale of Common Stock	(14)	$19.3500	03/11/2021
Sale of Common Stock	(962)	$19.0471	03/11/2021
Sale of Common Stock	(3,506)	$19.0188	03/12/2021

Legion Partners SPECIAL OPPORTUNITIES, L.P. II

Sale of Common Stock	(62)	$17.6050	03/03/2021
Sale of Common Stock	(62)	$17.6050	03/04/2021
Sale of Common Stock	(1,614)	$17.4491	03/04/2021
Sale of Common Stock	(2,048)	$17.8623	03/05/2021
Sale of Common Stock	(9,773)	$17.7185	03/05/2021
Sale of Common Stock	(1,571)	$18.3959	03/08/2021
Sale of Common Stock	(9,191)	$18.2403	03/08/2021
Sale of Common Stock	(4,925)	$18.5452	03/09/2021
Sale of Common Stock	(2,374)	$18.9419	03/10/2021
Sale of Common Stock	(43)	$19.3500	03/11/2021
Sale of Common Stock	(2,894)	$19.0471	03/11/2021
Sale of Common Stock	(10,554)	$19.0188	03/12/2021